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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934*

                             On Command Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                    682160106
                             ----------------------
                                 (CUSIP Number)

                                 Jerome H. Kern
                             On Command Corporation
                            6331 San Ignacio Avenue
                           San Jose, California 95119
                                 (408) 360-4500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 6, 2000

                             ----------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 682160106
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         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Jerome H. Kern
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)      [ ]
                                                            (b)      [ ]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                            (7)     SOLE VOTING POWER
NUMBER OF
                                    2,700,000 shares
SHARES                              --------------------------------------------
                            (8)     SHARED VOTING POWER
BENEFICIALLY
                                    0 shares
OWNED BY                            --------------------------------------------
                            (9)     SOLE DISPOSITIVE POWER
EACH
                                    2,700,000 shares
REPORTING                           --------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
PERSON
                                    0 shares
--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000 shares
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         (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES

                  [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 8.1%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON (See Instructions)

                  IN
--------------------------------------------------------------------------------


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ITEM 1.      SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of On Command Corporation (the "Issuer"). The Issuer's principal executive offices are located at 6331 San Ignacio Avenue, San Jose, California 95119.

ITEM 2.      IDENTITY AND BACKGROUND.

This Statement is being filed by Jerome H. Kern. Mr. Kern is a citizen of the United States of America, and his principal occupation and employment is serving as Chairman of the Board and Chief Executive Officer of the Issuer. The principal business of the Issuer is providing in-room on-demand video entertainment and information services to the domestic lodging industry. The business address of Mr. Kern is 6331 San Ignacio Avenue, San Jose, California 95119. During the last five years, Mr. Kern has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the 2,700,000 shares of Common Stock to be issued to Mr. Kern by the Issuer is $42,187,500. Such purchase price will be paid by the delivery of two promissory notes from Mr. Kern to the Issuer. See
Item 4. Mr. Kern anticipates funding the repayment of the promissory notes with personal funds.

ITEM 4.      PURPOSE OF TRANSACTION.

         At a meeting of the Board of the Directors of the Issuer (the "Issuer Board") on April 6, 2000, Mr. Kern was appointed Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Also at that meeting, the Issuer Board approved the principal terms of Mr. Kern's purchase of a total of 2,700,000 shares of Common Stock (the "Shares"), from the Issuer at a per share price of $15.625. The Shares will be issued in exchange for two promissory notes from Mr. Kern to the Issuer, each in the principal amount of $21,093,750. Each promissory note will be a five-year note, bearing interest at 7% per annum, compounded quarterly, and each such promissory note will be secured by 1,350,000 Shares. One promissory note ("Promissory Note A") will be non-recourse to Mr. Kern, except to the extent of 25% of the principal amount of Promissory Note A. Principal and interest on Promissory Note A will be payable only at maturity. If Mr. Kern disposes of any of the Shares securing Promissory Note A prior to its maturity, a portion of the proceeds from the disposition thereof will be required to be placed in escrow to be used to repay Promissory Note A upon maturity. In addition, for the first five years' of Mr. Kern's employment, if Mr. Kern's employment is terminated under certain circumstances, the Issuer will have the right to redeem a specified percentage of the Shares securing Promissory Note A. The other promissory note ("Promissory Note B") will be with recourse to Mr. Kern, and may be prepaid by Mr. Kern at any time in whole or in part. Promissory Note B and the Shares securing it will not be subject to the escrow and redemption provisions described above for Promissory Note A and the Shares securing Promissory Note A.


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         Other than as set forth in this Statement, Mr. Kern does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated in this paragraph.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the issuance of the 2,700,000 Shares, Mr. Kern beneficially owns 2,700,000 shares of Common Stock. Based on the 30,436,423 shares of Common Stock that were issued and outstanding as of March 14, 2000, the 2,700,000 shares beneficially owned by Mr. Kern represent 8.1% of the issued and outstanding shares of Common Stock.

         (b) Mr. Kern has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

         (c) Except as set forth in this Statement, no transactions in the shares of Common Stock have been effected by Mr. Kern during the past 60 days.

         (d) None.

         (e) Not applicable.



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         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

             Liberty Media Corporation, a Delaware corporation ("Liberty Media"), of which Mr. Kern is a director, beneficially owns approximately 53.3% of the Common Stock (after giving effect to the issuance of the Shares to Mr.
Kern). Liberty has beneficial ownership of such Common Stock by virtue of its ownership of approximately 85% of the outstanding common stock of Ascent Entertainment Group, Inc. ("Ascent"), which beneficially owns 53.3% of the Common Stock (after giving effect to the issuance of the Shares to Mr. Kern). Liberty Media and Ascent reported their beneficial ownership of Common Stock, as well as certain contractual arrangements pursuant to which they have the right to designate at least a majority of the Issuer Board, on a Schedule 13D filed April 7, 2000. Mr. Kern was designated to the Issuer Board by Liberty Media pursuant to such contractual arrangements. Mr. Kern disclaims beneficial ownership of the shares of Common Stock beneficially owned by Ascent and Liberty Media and nothing herein shall be deemed an admission that a group exists pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

         Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kern and any other person with respect to any securities of the Issuer.




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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2000


                                               /s/ Jerome H. Kern
                                       -------------------------------------
                                                   Jerome H. Kern




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